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2006 AUG -8 P 2:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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KMB: Kumba Resources Limited - Renewal of Cauti...

Kumba Resources Limited - Renewal of Cautionary Announcement
Kumba Resources Limited
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN: ZAE000034310
(Kumba or the company)
RENEWAL OF CAUTIONARY ANNOUNCEMENT
Further to the cautionary announcement published on 15 June 2006 relating to a proposed empowerment transaction (the Transaction), Kumba shareholders are advised that most of the legal agreements and funding arrangements required to implement the Transaction have been finalised and the company has commenced with the process of obtaining regulatory approval of the requisite Transaction documentation.
The circular setting out the final terms of the Transaction and convening a general meeting of shareholders to consider the Transaction will be dispatched to shareholders once all the documentation has been finalised and regulatory approvals have been obtained. It is envisaged that the Transaction will be implemented in the fourth quarter of 2006.
Accordingly, Kumba shareholders are advised to continue exercising caution when dealing in their Kumba shares until such time as a further announcement is published.
Pretoria
26 July 2006
Enquiries:
Trevor Arran
General Manager: Corporate Affairs & Investor Relations
Tel: +27 12 307 3292
Mobile: +27 83 609 1444
Sponsor: J.P.Morgan Equities Limited
Date: 26/07/2006 03:38:30 PM Produced by the JSE SENS Department

06015864

26/07/2006 Source: JSE NEWS SERVICE

PROCESSED
AUG 08 2006
THOMSON FINANCIAL

KMB: Kumba Resources Limited - Trading Statement

Kumba Resources Limited
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN: ZAE000034310
(Kumba)

Kumba Limited - Trading Statement

The Listings Requirements of the JSE Limited require that listed companies publish a trading statement when the financial results for the next financial period to be reported on, vary from those of the comparable period by 20% or more. The unaudited financial results for the six-month period ended 30 June 2006 are being compared with the unaudited results for the corresponding period ended 30 June 2005.

Kumba Resources Limited (Kumba) has benefited from higher commodity prices, most notably the 19% increase for iron ore effective 1 April 2006 and record zinc prices.

The combined impact of a stronger currency outlook over the life of the assets, a higher discount rate and projected surplus of high grade titanium feedstock on world markets, has necessitated a review of the carrying value of the mineral sands operations of Kumba located at Empangeni, KwaZulu-Natal. As a result, a pre-tax reduction of R784 million in the carrying value of the assets will be accounted for as at 30 June 2006, negatively affecting attributable earnings for the interim period ended 30 June 2006.

Taking the above factors into account, Kumbas attributable earnings per share for the six-month period ended 30 June 2006 are expected to exceed the comparative unaudited attributable earnings per share for the six months ended 30 June 2005 by between 5% and 25%.

Headline earnings per share which exclude the effect of the impairment, however, are expected to be higher by between 50% and 70% on the comparative period in 2005.

The financial information in this trading statement has not been reviewed or reported on by Kumbas auditors.

The results for the six months ended 30 June 2006 are expected to be published on or about 2 August 2006.

For enquiries:
Trevor Arran
General Manager: Corporate Affairs & Investor Relations
Tel: (012) 307 3292
Mobile: 083 609 1444

21 July 2006

Sponsor: J.P.Morgan Equities Limited

Date: 21/07/2006 02:25:26 PM Produced by the JSE SENS Department

21/07/2006 Source: JSE NEWS SERVICE